

April 23, 2015

James L. Dolan
Executive Chairman
MSG Spinco, Inc.
Two Pennsylvania Plaza
New York, NY 10121

      Re: MSG Spinco, Inc.
              Form 10-12B
              Filed March 27, 2015
              File No. 001-36900

Dear Mr. Dolan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10

General

1. Please revise the exhibit index to indicate that you will file the Media Rights Agreement with MSG as a material contract or advise. Please also revise your exhibit index to indicate you will file all other material contracts required to be filed by Item 601(b)(10) of Regulation S-K. For example, we note the reference to certain registration rights agreements and certain other related party agreements that are not currently listed in the exhibit index. We also note that a number of contracts listed in the exhibit index of the most recent annual report filed by MSG would appear to be contracts that will apply to you after the distribution. Please revise accordingly.

Exhibit 99.1

Summary, page 1

Our Strengths, page 1

2. We note that you list a "[d]iverse collection of marquee entertainment brand and content, including the *Radio City Christmas Spectacular*, *New York Spring Spectacular* and the Rockettes" as strengths. To the extent material to understanding the key strengths and challenges to your business, please clarify in the "Key Challenges" section that the *New York Spring Spectacular* is a new offering, and may therefore have attendant risks.

3. We note from the Selected Financial Data section on page 61 that Spinco has experienced increasing costs and net losses over the last three years, particularly in comparison to the MSG business as a whole. Please revise this section to discuss these trends and briefly discuss the primary drivers of these financial results.

Questions and Answers About the Distribution, page 10

4. Please add a question and answer addressing whether MSG can decide to cancel the Distribution, and if so, please disclose what notification, if any, you will provide to stockholders should the board of directors waive a material condition or amend, modify, or abandon the spin-off and related transactions.

What is the reason for the Distribution?, page 12

5. Please explain why MSG's board of directors believe the Distribution will potentially "increase the aggregate stock value of the stock of MSG and the Company above the value that the stock of MSG would have had if it continued to represent an interest in both the businesses of MSG and the Company . . . ."

Risk Factors, page 21

General Risks, page 25

Our Properties are Subject to, and Benefit from, Certain Easements, . . ., page 27

6. To the extent material to understanding the most material risks facing your business, please revise to disclose that your operations may be affected by construction plans involving Pennsylvania Station. For example, we note that current plans to annex the James A. Farley Post Office may have an adverse impact on your operations or ability to renew the lease on Madison Square Garden.

Business, page 37

Competition, page 50

Competition in Our Sports Business, page 50

7. We note your disclosure here that you "compete with . . . other sporting events. . . on the basis of the quality of the teams we field, their success in the leagues in which they compete, our ability to provide an entertaining environment at our games and the prices we charge for our tickets." We also note the disclosure on page 69 of your MD&A section that "[t]he amount of revenue [you] earn is influenced by many factors, including the popularity and on-court or on-ice performance of [y]our professional sports teams and general economic conditions." Please revise both of these sections to describe the effect of varying degrees of success on your results. We note, for example, that this season both the New York Knicks and the New York Rangers played full seasons with differing results.

Management's Discussion and Analysis, page 62

8. We note the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Please tell us why you believe the safe harbor is available to you. Refer to Section 21E of the Exchange Act.

9. Please expand your discussion of your results of operations for all periods presented to provide greater analysis as to the reasons why material decreases or increases in the various line items occurred.

MSG Entertainment, page 65

10. We note your decision to end the theatrical production of *Radio City Christmas Spectacular* presented outside of New York and such productions generated direct contribution to AOCF of approximately $4,400 during the 2014 holiday season, representing approximately 8% of AOCF. As such amounts will no longer be included in future results, please tell us whether or not you reasonably expect this will have a material unfavorable impact on net sales or revenues or income from continuing operations. Please cite the reasons in your response. If material, please revise MD&A to comply with the guidance outlined Item 303(a)(3)(ii) of Regulation S-K such as the reason for ending the production and trend information to the extent meaningful to your discussion. Refer to Instructions to Paragraph 303(a) of Regulation S-K for further guidance.

Results of Operations, page 75

Comparison of the Year Ended June 30, 2014 versus the Year ended June 30, 2013, page 83

11. We note your disclosures on pages 90 and 91 that the increase in net provisions for NBA luxury tax (and NBA and NHL revenue sharing) was primarily due to external factors such as the change in the luxury tax rate structure beginning with the 2013-14 season and higher estimated NBA revenue and NHL sharing expenses, and to a lesser extent, higher aggregate player salaries. We also note that the increase in other team operating expenses was primarily due to higher professional fees, the return to a full Rangers regular season schedule and, to a lesser extent, the absence of a league expense recoupment which was recorded during the prior year. Please tell us to what extent you anticipate these trends will continue. Specifically, tell us whether you anticipate the Knicks remaining a luxury tax payer, and if so, the quantitative effect of the new luxury tax rate structure. If material, please also revise the appropriate business or risk factor disclosure to quantify the NBA luxury tax payments made in 2012-13, 2013-14, the potential payment for this season, and the anticipated future payments, if possible.

Liquidity and Capital Resources, page 100

Financing Agreements, page 100

Loan receivable from MSG, page 101

12. Please identify the subsidiary discussed herein and disclose the interest rate on this subsidiary's loan to MSG. To the extent Item 404 of Regulation S-K requires disclosure regarding this loan, please include a cross-reference to that section or otherwise clarify that it is a related party transaction.

Cash Flow Discussion, page 101

Operating Activities, page 101

13. Please note that references to results of operations, which is prepared on the accrual basis of accounting, and working capital movements do not provide a sufficient basis for an investor to fully understand comparative changes in cash flows of operating activities in terms of cash. Please revise your disclosure to discuss the factors that directly affected cash of operating activities for each comparative period presented. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Your discussion should address the drivers underlying each factor cited. For example, discuss the specific items that created favorable and unfavorable

movements in working capital in terms of cash and the reasons underlying such movements.

Critical Accounting Policies, page 105

Goodwill, page 106

14. Refer to your disclosure on page 107 where you state, "[b]ased on these impairment tests, the Company's reporting units had sufficient safety margins, representing the excess of the estimated fair value of each reporting unit less its respective carrying value (including goodwill allocated to each respective reporting unit)." Please revise your disclosure to clarify how you define "sufficient safety margins."

Executive Compensation, page 118

Key Elements of 2015 Expected Compensation from the Company, page 129

15. We note your disclosure on page 118 that "it is anticipated that the elements of our compensation will be similar to the elements of MSG's compensation" and on page 121 that "[g]enerally, the performance metrics for MSG's incentive compensation have been based on net revenues and on the adjusted operating cash flow, or AOCF, of its business units." Please tell us, if possible, whether you expect similar criteria for the new incentive plans.

Certain Relationships and Related Party Transactions, page 148

Transition Services Agreement, page 149

16. To the extent possible, please quantify the amounts payable to MSG under this agreement and, if material, revise your MD&A section to include quantified disclosure of the ongoing financial commitments you will have to MSG in connection with the separation. Similarly, please disclose the material terms of your media rights agreement on page 151.

Notes to Combined Financial Statements, page F-8

Note 2: Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-10

Multiple-Deliverable Transactions, page F-11

17. You indicate that the timing of revenue recognition for each deliverable is dependent upon meeting the revenue recognition criteria for the respective deliverable. Please

expand your disclosure to specify the criteria which must be met. Additionally, please state whether revenue is typically recognized ratably once such criteria have been met, or otherwise. Also, tell us if there are there return provisions that would preclude revenue recognition.

Long-Lived and Indefinite Assets, page F-16

18. Please revise your Impairment of Long-Lived and Indefinite-Lived Assets policy footnote on page F-17 to disclose the method you use to determine fair value for both indefinite-lived and amortizable intangible assets.

Note 11: Legal Matters, page F-27

19. In regards to the two class action antitrust lawsuits, please provide the disclosure required by ASC 450-20-50-4b.

Note 17: Income Taxes, page F-41

20. We note from your disclosure you believe that it is not more likely than not Spinco will realize the benefit for its net deferred tax asset. In this regard, please explain to us and disclose why it appears a full valuation allowance of your deferred tax asset has not been recognized for each of the years presented.

Note 18: Segment Information, page F-43

21. We note your disclosure which states that you classify your business interests into two reportable segments. Please disclose the factors used to identify your reportable segments, including management's basis for organization and whether operating segments have been aggregated in accordance with ASC 280-10-50-21.

22. We note from your revenue recognition footnote and disclosures contained elsewhere in the filing that you earn revenues from ticket sales, license fees, concessions, merchandise, advertising among others product and service offerings. In this regard, please provide the information required by ASC 280-10-50-40 or disclose why you are unable to do so.

23. We note as a result of the spin-off you will own and operate the sports and entertainment businesses currently owned and operated by MSG through its MSG Sports and MSG Entertainment segments and will own, lease or operate the arenas and other venues currently owned, leased or operated by MSG. In this regard, please explain to us the reason(s) for differences in the amounts disclosed as AOCF and operating income (loss) for both MSG Entertainment and MSG Sports in your segment footnote as compared to the amounts presented under MSG's segment footnote in their Form 10-K for the fiscal year ended June 30, 2014. We note in

certain periods the difference in segment AOCF and operating income are significant. For example, AOCF for MSG Entertainment in your footnote shows positive AOCF for all periods presented whereas MSG's segment footnote reflects negative AOCF in 2014 and 2013. We note similar differences in the amounts reflected as operating income (loss) for MSG Entertainment as compared to the amounts included in MSG's segment footnote. In most cases, it appears the results included in your segment footnote have improved relative to the amounts disclosed in MSG's footnote. Similarly, please explain the differences in the interim period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: John Mead
        Sullivan & Cromwell LLP